UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: 5/23/2025

(Date of earliest event reported)

RSE COLLECTION, LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1835270
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

46 HOWARD STREET, SUITE 215, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(201) 564-0493
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

Series #69BM1 membership interests; Series #55PS1 membership interests; Series #90FM1 membership interests;  Series #83FB1 membership interests;  Series #98DV1 membership interests;  Series #93XJ1 membership interests;  Series #91MV1 membership interests;  Series #92LD1 membership interests;  Series #94DV1 membership interests; Series #72MC1 membership interests;  Series #11BM1 membership interests;  Series #63CC1 membership interests;  Series #76PT1 membership interests;  Series #75RA1 membership interests;  Series #65AG1 membership interests;  Series #61JE1 membership interests;  Series #90MM1 membership interests;  Series #65FM1 membership interests;  Series #99SS1 membership interests;  Series #94FS1 membership interests;  Series #61MG1 membership interests;  Series #92CC1 membership interests;  Series #88LL1 membership interests; Series #MEEB11275 membership interests;  Series #82TAYLOR membership interests; Series #HOLMES membership interests;  Series #HULK180 membership interests;  Series #05JAYZ membership interests;  Series #JUSTINIAN membership interests;  Series #67ICEBOWL membership interests;  Series #DKCOUNTRY membership interests;  Series #FALCON membership interests;  Series #MARIOWRLD membership interests;  Series #82AV1 membership interests;  Series #SUPERBWL1 membership interests;  Series #MEEB7985 membership interests;  Series BONDWATCH membership interests;  Series #95FF1 membership interests #MAYC857 membership interests;  Series #PUNK2981 membership interests;  Series #WOW2221 membership interests;  Series #NIKON1 membership interests;  Series #LOTF membership interests; Series #DOOD6778 membership interests;  Series #BAKC7820 membership interests;  Series #NBAJAM membership interests;  Series #SANDBOX1 membership interests;  Series #WOW6586 membership interests;  Series #AZUKI6704 membership interests;  Series #58PELE4 membership interests;  Series #OBAMABALL membership interests;  Series #BART membership interests;  Series #HOMER membership interests;  Series #SI1 membership interests; Series #GOLD1 membership interests;  Series #VERSTAPP1 membership interests;  Series #96TIGER membership interests;  Series #88ZELDA membership interests;  Series #STARWARS3 membership interests;  Series #YEEZY membership interests; Series #MAYC9114 membership interests; Series #VFRNDS1 membership interests;  Series #MBIRD2754 membership interests;  Series #VEEFRND1 membership interests;  Series #TREASURE membership interests;  Series #KENNERSET membership interests;  Series #LEDZEPP1 membership interests;  Series #VEEVIPER membership interests; Series #BEEPLE1 membership interests; Series #WARHOL1 membership interests; Series #GAMEBOY membership interests; Series #CROESUS membership interests; Series #SACHS1 membership interests; Series #32RUTH membership interests; Series #ELON1 membership interests; Series #105.ETH membership interests; Series #R2D2 membership interests; Series #VADER membership interests; Series #WARHOL2 membership interests; Series #JEKYLL membership interests; Series #BUFFET1 membership interests; Series #DRACULA10 membership interests; Series #PAPPY1 membership interests; Series #1857COIN membership interests; Series #ANDYPELE membership interests; Series #BOBAFETTmembership interests; Series #ELVIS membership interests; Series #GBOYCOLOR membership interests; Series #JETFIRE membership interests; Series #POPEBALL membership interests; Series #RABBIT membership interests; Series #GRATEFUL1 membership interests; Series #BOBAPROTO membership interests; Series #ARSHAM1 membership interests; Series #SCARFACE membership interests; Series #ARSHAM2 membership interests; Series #LEBRON membership interests; Series #94VTTT membership interests; Series #52MANTLE membership interests; Series #71MAYS membership interests; Series #RLEXPEPSI membership interests; Series #TWOCITIES membership interests; Series #FROST membership interests; 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Series #76PAYTON membership interests; Series #11BELAIR membership interests; Series #FANFOUR5 membership interests; Series #18LUKA membership interests; Series #MARADONA membership interests; Series #99CHARZRD membership interests; Series #96KOBE membership interests; Series #POKEYELOW membership interests; Series #POKELUGIA membership interests; Series #VANHALEN membership interests; Series #81MONTANA membership interests; Series #GYMBOX membership interests; Series #87JORDAN membership interests; Series #00MOUTON membership interests; Series #APPLE1 membership interests; Series #POKEMON2 membership interests; Series #GWLOTTO membership interests; Series #NICKLAUS1 membership interests; Series #85LEMIEUX membership interests; Series #SMB3 membership interests; Series #RIVIERA membership interests; Series #NEOBOX membership interests; Series #HUCKFINN membership interests; Series #56AARON membership interests; Series #WZRDOFOZ membership interests; Series #NEWTON membership interests; Series #POKERED membership interests; Series #WALDEN membership interests; Series #07DURANT membership interests; Series #AC23 membership interests; Series #TORNEK membership interests; Series #60ALI membership interests; Series #POKEMON3 membership interests; Series #DIMAGGIO3 membership interests; 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Series #FORTNTIE membership interests; Series #IROBOT membership interests; Series #05RODGERS membership interests; Series #18OSAKA membership interests; Series #LEICAGOLDmembership interests; Series #IOMMI membership interests; Series #MARIO64 membership interests: Series #MARIO64 membership interests; Series #GWTW membership interests; Series #NEWWORLD membership interests; Series #JAWA membership interests; Series #GWLETTER membership interests; Series #MARIOKART membership interests; Series #96KOBE2 membership interests; Series #BAYC8827 membership interests; Series #SHOWCASE4 membership interests; Series #MACALLAN2 membership interests; Series #DOOD6921 membership interests; Series #92TIGER membership interests; Series #HIRST1 membership interests; Series #BRADBURY membership interests; Series #BEATLES2 membership interests; Series #SKYWALKER membership interests; Series #85GPK2 membership interests; Series #GRIFFEY2 membership interests; Series #29HAALAND membership interests; Series #MEGALODON membership interests; Series #KELLER membership interests; Series #GODFATHER membership interests; Series #MAYC5750 membership interests; Series #SUPREMEPB membership interests; Series #MJTICKET membership interests; Series #COOLCAT membership interests; Series #BLASTOISE membership interests; Series #MACALLAN3 membership interests; Series #SUPERMAN6 membership interests; Series #MOONPASS membership interests; Series #90FANTASY membership interests

(Securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

On 5/24/2025 at 3:00 P.M. Eastern Time, RSE Collection, LLC, a Delaware limited liability company (the “Company”), sold the 2000 Pokémon Neo Genesis 1st Edition Set Sealed Booster Box that is the Underlying Asset for Series #NEOBOX (the “Series”) for $33,000 versus the Series initial offering price of $45,000. The sale contains no other material terms and conditions.

The asset manager of the Series has been elected as liquidator and will distribute to members of the Series all of the remaining assets (which consist only of cash) of the Series after making provision for taxes and other liabilities of the Series. For the avoidance of doubt, the liquidator has not withheld any distribution for any taxes related to the gain on the sale for any individual members. After making the distribution payment to members of the Series, net of any outstanding taxes and other liabilities, the manager of the Series intends to terminate and wind up the Series because the Series no longer has any assets or liabilities.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE COLLECTION, LLC

By: RSE Collection Manager, LLC, its managing member

By: Rally Holdings LLC, its sole member

By: RSE Markets, Inc., its sole member

By: /s/ Christopher Bruno

Name: Cristopher Bruno

Title: Chief Executive Officer & President

Dated: 8/22/2025